02038546

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 28th, 2002

Super-Sol Ltd.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference are the following documents:

Registrant's Immediate Preliminary Report, dated May 14th, 2002, as filed with the Israel Securities Authority, Israel Companies Registrar and Tel-Aviv Stock Exchange, in accordance with Securities Regulations (Periodical and Immediate Reports) – 1970 regarding the approval by the Registrant's Board of Directors of an employees stock option plan.

Registrant's Immediate Reports, dated May 13th and 19th 2002 as filed with the Israel Securities Authority, Israel Companies Registrar and Tel-Aviv Stock Exchange, concerning the exercise of options by a Company's employee and a former employee.

SUPER - SOL LTD.
COMPANY SECRETARIAT - LEGAL DEPARTMENT
שופר-סל בע"מ
מזכירות החברה - מחלקה משפטית

Super - Sol Ltd.

Date: 14.5.2002

To:
The Securities Authority
22 Kanfei Nesharim St.
Fax: 02-6513940
Jerusalem

To:
The Tel Aviv Stock Exchange Ltd.
54 Echad Ha'am St.
Fax: 03-5105379
Tel Aviv

To:
The Companies Registrar
POB 767
Jerusalem

Re: **Immediate Report under clause 21 of the Securities (Private Offer of Securities in a Listed Company) Regulations 5760-2000, regarding a Private Offer that is not Substantial and not Extraordinary**

1. **General**

Super-Sol Ltd. (hereinafter: the "**Company**") hereby gives notice that, on 14 May 2002, the board of directors of the Company resolved to approve the plan to issue options by way of private offer (hereinafter: the "**Plan**"), after receiving the consent of the Audit Committee to such, under which the Company shall issue 1,088,184 option warrants (hereinafter: the "**Option Warrants**" or the "**Options**"), each exercisable for one ordinary share of NIS 0.10 par value each (subject to adjustments as set out in clause 8 below) to 12 employees at various levels of management of the Company, such Options to afford the recipients thereof a total of approximately 0.513% of the issued and paid-up share capital of the Company after the issue, presuming full exercise, and in the event of full dilution (i.e. after exercise of all of the existing Option Warrants in the Company and those offered in the Plan), approximately 0.491%.

Notwithstanding the aforesaid, the presumption regarding full exercise of the Option Warrants is theoretical only, since in fact the total number of shares stemming from the Option Warrants will not be issued to those offerees who exercise the Option Warrants, but rather shares shall be issued in the amount reflecting the sum of the financial benefit contained in the Option Warrants, as set out in clause 4.5.2 below.

קרית שופר-סל, רח' שמוטקין בנימין 30, ראשון לציון מיקוד 75363
SUPER-SOL LOGISTIC PARK, 30 SHMOTKIN BENYAMIN ST., RISHON LEZION 75363 ISRAEL
TEL: 972 (3) 948-1727 FAX: 972 (3) 950-5817 EMAIL: PNINAO@SUPERSOL.CO.IL

2. **The Offerees**

The offerees under the Plan are 12 employees at various levels of management of the Company, who are not "interested parties" in the Company as such term is defined in the Securities Law 5728-1968, and who are not expected to be interested parties in the Company even after the issue of the Option Warrants, presuming that they exercise all of them.

3. **The Securities Offered**

3.1 Under the Plan, a total of 1,088,184 Option Warrants in the Company are to be issued, each of which may be exercised for one ordinary share of NIS 0.10 par value each in the Company (subject to adjustments as required by the provisions of clause 8 below), in accordance with the following breakdown:

Offerees Nos.	Number of Option Warrants to be issued to each Offeree
1-2	324,342
3-4	72,000
5-8	43,125
9-12	30,375

Therefore, under a theoretical presumption of full exercise, all of the Option Warrants will afford shares at a rate of approximately 0.513% of the issued capital of the Company (after the issue), or approximately 0.491% presuming full dilution (i.e. after exercise of all of the existing Option Warrants in the Company, including those offered under the Plan).

3.2 Notwithstanding the aforesaid, the presumption regarding full exercise of the Option Warrants is theoretical only, since in fact the total number of shares stemming from the Option Warrants will not be issued to those offerees who exercise the Option Warrants, but rather shares shall be issued in the amount reflecting the sum of the benefit set out in clause 4.5.2 below.

3.3 The Option Warrants to be issued to the Offerees shall not be listed for trading on the Stock Exchange. The ordinary shares of NIS 0.10 par value each to be issued upon exercise of the Option Warrants (hereinafter: the "**Exercise Shares**") shall be listed for trading on the Tel Aviv Stock Exchange Ltd. (hereinafter: the "**Stock Exchange**") and shall, as of the date of their issue, be identical in rights, for all intents and purposes, to ordinary shares of NIS 0.10 par value in the issued share capital of the Company.

4. **Grant of Options and Conditions of Options**

4.1 **Grant of the Options**

4.1.1 All of the Option Warrants under this Plan shall be issued to a trustee, as set out in clause 4.2.2 below, in trust for the Offerees, on the date prescribed for such in clause 12 below.

4.1.2 In this Plan, the "**Date of Determination**" shall mean the date on which all of the Option Warrants are issued to the trustee for the Offerees.

4.1.3 The Option Warrants shall be issued to each Offeree as set out above, only if such person is an employee of the Company on the Date of Determination.

4.2 **Exercise of Options**

4.2.1 The Options shall not be transferable, subject to the provisions of clause 4.3.2.3 below.

4.2.2 The Options to be granted under this Plan shall be issued to the trustee, Oreni Elad CPA, a partner of Somekh Chaikin & Co. Accountants (the "**Trustee**") and shall be exercisable at the end of the period set out in clause 4.2.3 below.

4.2.3 The Options shall be exercisable subject to the conditions set out in this clause 4.2, and subject to the reservations set out in clause 4.3 below, on the following dates:

4.2.3.1 The Offerees shall be entitled to exercise one third of the Options that they receive under this Plan (hereinafter: the "**First Course**") into shares as of 15 June 2004 (the period up to (but not including) this date shall be known as the "**First Blockage Period**").

4.2.3.2 The Offerees shall be entitled to exercise a further (second) third of the Options that they receive under this Plan (hereinafter: the "**Second Course**") into shares as of 15 June 2005 (the period up to (but not including) this date shall be known as the "**Second Blockage Period**").

4.2.3.3 The Offerees shall be entitled to exercise a further (third) third of the Options that they receive under this Plan (hereinafter: the "**Third Course**") into shares as of 15 June 2006 (the period up to (but not including) this date shall be known as the "**Third Blockage Period**").

4.3 **The Exercise Period and Limitations on Exercise of the Options**

4.3.1 Subject to the provisions of this clause 4.3, the Options in any Course shall be exercisable at any time, at the election of the Offeree, in whole or in part, for two years following the end of the Blockage of the Course in question, as set out in clause 4.2.3 above (hereinafter: the "**Exercise Period**"). Without derogating from the rest of the provisions of the Plan, at the end of each of the Exercise

Periods, Options in respect of which the Exercise Period has terminated, and which have not been exercised up to such date, shall expire.

4.3.2 The following limitations shall apply to exercise of the Options as set out above:

4.3.2.1 Should one of the Offerees cease, for any reason, to be an employee of the Company or of a subsidiary of it (with the exception of the instances set out in clauses 4.3.2.2 and 4.3.2.3 below), such Offeree shall be entitled and permitted to exercise only those Options for which the Blockage Period has ended on the date of termination of employment relations, within 90 days only of the date of termination of employment relations between the Offeree and the Company or its subsidiary, as the case may be, or before the termination of the Exercise Period, whichever is the earlier. Where such Offeree does not exercise the Options within the said period, such Options shall expire and shall not afford any rights. Similarly, those Options whose Blockage Period has not ended on the date of termination of employment relations shall expire on the date of termination of employment relations and shall not afford any rights.

4.3.2.2 Notwithstanding the provisions of clause 4.3.2.1 above, should the Company or a subsidiary of it notify any of the Offerees of its intention to terminate such Offeree's employment under circumstances in which such Offeree is not entitled to severance pay under the Severance Pay Law 5723-1963, such Offeree shall not be entitled to exercise any of the Options in his possession as of the date of such notice, even if the Blockage Period in respect of such Options has terminated, and any Options not yet exercised on the date of such notice shall expire and shall not afford any right whatsoever, unless a competent judicial instance rules that there were no circumstances under which the Offeree was not entitled to severance pay under the Severance Pay Law, 5723-1963.

4.3.2.3

(a) In the event of retirement at age 65 and above for men and at age 60 and above for women, the Offerees or their heirs, as the case may be, shall be entitled to exercise all of the Options issued to such Offerees under this Plan, from the date of retirement until the date of expiry of such Options, even if all or some of the Blockage Periods have not yet terminated, as set out in clause 4.2.3 above. It is hereby clarified that the date of retirement shall be considered as the date of termination of the Blockage Period in respect of all of the shares for which the Blockage Period has not yet terminated on the date of retirement, and as the commencement of the Option Period as set out in clause 4.3.1 above.

(b) In the event, heaven forbid, of the death of one of the Offerees, or in the event of retirement as a result of inability to act stemming from health problems (to the extent that the Company finds, at its discretion, that under the circumstances of the case such retirement does indeed stem from health problems), such Offerees or their heirs, as the case may be, shall be entitled to exercise those Options in respect of which the Blockage Period has terminated on the date of termination of employment relations, and the Options contained in the next Course up for exercise, the Blockage Period of which has not yet terminated on the date of termination of employment relations (i.e. the first of the Courses the Blockage Period of which has not yet ended, and the date of termination of which period is the closest to the date of termination of employment relations). The Options set out above shall be exercisable by the Offerees or their heirs, as the case may be, up to the end of the Exercise Period of them, as set out above. The rest of the Options shall expire on the date of termination of employment and shall not afford any rights whatsoever.

4.4 **Option Price and Exercise Price**

4.4.1 The Options shall be offered to the Offerees for no consideration.

4.4.2 The base exercise price is set at NIS 15.17 per Option (the "**Base Exercise Price**"). The Base Exercise Price is set in accordance with the average closing prices of shares in the Company on the Stock Exchange on trading days during the thirty days preceding 13 May 2002 (inclusive) (NIS 16.85) less 10%.

4.4.3 The exercise price of the Options shall be as follows:

4.4.3.1 The exercise price of the First Course shall be the Base Exercise Price, linked to changes in the consumer price index, as published by the Central Bureau of Statistics or any other index that might replace it (the "**Consumer Price Index**"), commencing with the index known on the date of approval of the Plan by the board of directors, i.e. the index for the month of March 2002, until the Consumer Price Index known on the date of exercise.

4.4.3.2 The exercise price for the Second Course shall be the average of the closing rates of shares in the Company on the Tel Aviv Stock Exchange on the trading days during the thirty days preceding 13 May 2003 (inclusive) (hereinafter: the "**date of consolidation of alternatives for setting the Exercise Price for the Second Course**"), less 10%, such price being linked to changes in the Consumer Price Index between the index known on 13 May 2003 and up to the Consumer Price Index known on the date of exercise **or** the Base Exercise Price plus differentials of linkage to the Consumer Price Index between the index known on the date of approval of the Plan by the board of directors, i.e. the index for the month of March 2002, and up to the Consumer Price Index known on the date of exercise, whichever is the lower;

4.4.3.3 The exercise price for the Third Course shall be the average of the closing rates of shares in the Company on the Tel Aviv Stock Exchange on the trading days during the thirty days preceding 13 May 2004 (inclusive) (hereinafter: the "**date of consolidation of alternatives for setting the Exercise Price for the Third Course**"), less 10%, such price being linked to changes in the Consumer Price Index between the index known on 13 May 2004 and up to the Consumer Price Index known on the date of exercise **or** the Base Exercise Price plus differentials of linkage to the Consumer Price Index between the index known on the date of approval of the Plan by the board of directors, i.e. the index for the month of March 2002, and up to the Consumer Price Index known on the date of exercise, whichever is the lower;

In this Plan:

"**Exercise Price**" – shall mean the exercise price of the First Course and/or the exercise price of the Second Course and/or the exercise price of the Third Course, as set out in clause 4.4 above, as the case may be.

"**Date of consolidation of alternatives for setting the Exercise Price**" – means the date of consolidation of alternatives for setting the Exercise Price of the Second Course and/or the date of consolidation of alternatives for setting the Exercise Price of the Third Course as set out in clause 4.4 above, as the case may be.

4.4.4 As set out in clause 4.5.2 below, the Exercise Price shall not in fact be paid to the Company but rather shall only serve for setting the bonus component flowing to Offerees from the Options, and the number of exercise shares derived therefrom, and the Offerees shall pay the Company only the par value of the exercise shares issued to them (i.e., the sum of NIS 0.10 per exercise share issued).

4.5 **Method of Exercise of Options**

4.5.1 An Offeree who seeks to exercise Options subject to the conditions of the Plan shall give notice in writing of such to the Company at its offices at 30 Shmotkin

Binyamin Street, Rishon Le-Zion (hereinafter: the "**Exercise Notice**"). Such notice shall set out the number of Options that the Offeree decides to exercise.

The date of delivery of the Exercise Notice shall be referred to hereinafter as: the "**Date of Exercise**".

All of the provisions of this clause shall be subject to the rest of the provisions of the Plan and to the provisions of any law.

4.5.2 Where an Exercise Notice is delivered by any Offeree, the following shall apply:

4.5.2.1 A calculation shall be made of the difference between (a) the closing rate on the Stock Exchange for shares in the Company on the day of trading preceding the Date of Exercise, multiplied by the number of shares that are meant to flow from the Options exercised (adjusted as set out in clause 8 below, as the case may be), and (b) the Exercise Price of the Options exercised at such time, as prescribed under clause 4.4.3 above (adjusted in accordance with the provisions of clause 8 below, as the case may be), multiplied by the number of shares meant to flow from the Options exercised as aforesaid (without adjustment); and the monetary bonus component flowing to the Offerees on account of this difference on the Date of Exercise shall be set, presuming that all of the shares flowing from exercise of the Options exercised are issued to them, in return for the Exercise Price (the "**Bonus**").

4.5.2.2

(a) After determining the Bonus, the Company shall only issue that number of shares whose total market value at the closing rate of the shares on the day of trading preceding the Date of Exercise equals the value of the Bonus. The shares shall be offered in return for payment of their par value only. In the event of fractions of shares, the number shall be rounded up to the nearest whole share (the "**Exercise Shares**").

(b) The Company may, at its exclusive discretion, cause the transfer to the Offerees (or any of them) of ordinary shares in the Company from the existing shares in the issued and paid up capital of the Company held by the Company instead of issuing new shares for exercise of the Options, or of ordinary shares in the Company held by a company controlled by the Company as Exercise Shares and instead of issuing new shares. In such an event, the issued and paid up share capital of the Company shall not change following the exercise of the Options, or the change in the issued and paid up share capital of the Company shall be smaller than the change stemming from the issue of all of the Exercise Shares as set out in clause 4.5.2.2(a) above. In any event in which the Company acts in accordance with this clause 4.5.2.2(b), all of the other provisions of the Plan shall be adjusted as may be required.

5. **Listing for Trading on the Stock Exchange and Closing Price for a Share in the Company on the Stock Exchange**

5.1. The Option Warrants to be issued to the Offerees shall not be listed for trading on the Stock Exchange. The ordinary shares to be issued upon exercise of the Option Warrants (i.e. the Exercise Shares) shall be listed for trading on the Stock Exchange.

5.2. The closing rate for an ordinary share in the Company on the Stock Exchange on 13 May 2002 (the last day of trading prior to the filing of this Immediate Report) was NIS 16.92.

6. **Consideration**

6.1. As set out in clause 4.4.1 above, the Option Warrants shall be issued to the Offerees for no consideration.

6.2. The Exercise Price of the Option Warrants shall be as set out in clause 4.4.3 above.

7. **Agreements between Offerees and Shareholders in the Company or other Offerees**

To the best of the Company's knowledge, after checking this with the Offerees, there are no agreements, either written or oral, between the Offerees and shareholders of the Company, and between all or some of the Offerees and each other, or between them and other persons, regarding the purchase or sale of securities of the Company or regarding voting rights in the Company. The Company contacted the Offerees and received written confirmation of the above from each of them.

8. **Provisions for Protection of Offerees during the Period of the Plan**

As of the date of resolution of the board of directors to adopt the Plan (14 May 2002), and for so long as there are Option Warrants in existence issued under the Plan and not yet exercised, the Company shall act as follows:

8.1 Should the Company distribute bonus shares to the holders of ordinary shares of NIS 0.10 par value each during the period in which the Option Warrants are in existence, the rights of the Offerees shall be reserved in the following manner: Immediately after the date of determination for the distribution of bonus shares (the "**Date of Determination**"), the number of shares stemming from exercise of the Options which the Offerees are entitled to receive upon exercise thereof shall increase, by the addition of such number and class of shares to which the Offerees would have been entitled, as bonus shares, had they exercised the Options (those of the Options as have not yet been exercised), just before the Date of Determination.

The number of shares to which holders of Option Warrants shall be entitled shall be adjusted only in the event of a distribution of bonus shares as set out in this sub-clause above, but not in the event of any other issues (including issues to interested parties).

The Company shall retain a sufficient number of ordinary shares of NIS 0.10 par value each in its registered capital, in order to ensure performance of the right to exercise the Option Warrants offered by it and if necessary shall cause its registered capital to increase.

8.2 Should the Company be a party to a share swapping agreement or arrangement (such as a merger or reorganization transaction) (a "**Swapping Transaction**"), in which holders of ordinary shares of NIS 0.10 par value each in the Company are offered to swap such shares with securities of any other corporation, the Company shall act so that such other corporation undertake to issue the securities offered as aforesaid to the holders of ordinary shares in the Company to the Offerees, if the Offerees exercised an Option Warrant during the Exercise Period and on the conditions of exercise set out in this Plan above after the Swapping Transaction, as if the Offerees were holders of the Exercise Shares on the Date of Determination, for the purposes of the said Swapping Transaction.

8.3 In the event of a Swapping Transaction as aforesaid, the Company may require the Offerees, for each Option Warrant held by them or for them and not yet exercised, to receive Option Warrants exercisable for shares in another corporation, instead of the Option Warrants of the Company held by them, in accordance with the swapping rate prescribed for all holders of the ordinary shares in the Company, provided that the total exercise price for all of the alternative Option Warrants issued shall be equal to the total exercise price for all such Option Warrants held by or for the Offerees and not yet exercised.

8.4 In the event of an issue of rights by the Company to shareholders, the exercise price of all Option Warrants shall be reduced on the "ex-rights" day by the equivalent sum of the Bonus Component. For this purpose, "Bonus Component" shall mean: The difference between the price of a share on the Stock Exchange which, under the provisions of the prospectus for the rights issue served as the basis for calculating the "ex-rights" share price set out in the prospectus, and the "ex-rights" share price under such prospectus. For the avoidance of doubt, the Exercise Price shall in no case be less than the par value of the share.

8.5 In any event of payment of a dividend in cash by the Company to holders of its ordinary shares, the Exercise Price of each Option Warrants shall be reduced on the "ex-dividend" date to be prescribed by the Stock Exchange, by the amount of the dividend paid for each share of the Company. For the avoidance of doubt, the Exercise Price shall not in any event fall below the par value of the share.

8.6 It is hereby clarified that, for the purposes of clauses 8.4 and 8.5 above, if the "ex-rights" day or the "ex-dividend" day, as the case may be, fall prior to the date of consolidation of the alternatives for setting the Exercise Price of any Course (as defined in clause 4.4.3 above), the reduction set out above shall be effected for each such clause, as the case may be, from the Base Exercise Price only (as defined in clause 4.4.2 above), plus linkage differentials accrued to such sum up to the index known on the "ex-rights" day or on the "ex-dividend" day, as the case may be.

8.7 If the Company unites or splits its ordinary shares into shares with a different par value, the required adjustments shall apply to the Exercise Shares.

8.8 The Offeree's right to securities in the Company in the event of a distribution of bonus shares as set out above in this clause shall apply only as of the Date of Exercise of the Option Warrants and only in respect of the Option Warrants exercised in fact by the Offerees.

8.9 Calculation of the adjustments required under this clause as set out above shall be made by the Company's accountant.

9. **Taxation**

The Offerees shall bear tax imposed for the issue of the Option Warrants, for the exercise of them and for sale of the Exercise Shares, if such tax should apply. The Company shall not have any tax obligation for the issue of these Option Warrants. Any stamp duty that may apply for the issue of the Exercise Shares shall be paid by the Company.

10. **Trust Arrangements as part of the provisions of section 102 of the Income Tax Ordinance**

10.1 The Company shall contact the Income Tax Commission, and shall notify it of the issue of the Option Warrants to employees of the Company, in accordance with the provisions of clause 102 of the Income Tax Ordinance. In accordance with these provisions, the Trustee shall hold Option Warrants and shares flowing from the exercise thereof, for a period of no less than 24 months from the date of issue of the Option Warrants, or, subject to the approval of the Income Tax Commission, for a shorter period than that stated, and shall deal with them in accordance with the provisions of the trust, which shall be determined having reference to the said section 102.

10.2 The Trustee shall hold the Option Warrants for the Offerees for the entire period of their existence and shall also hold the Exercise Shares until they are sold or until payment of the tax owed by the Offerees, whichever is the earlier. Should an Offeree seek to sell the Exercise Shares before paying the tax owing, he shall be entitled to do so via the Trustee subject to the conditions of the arrangement prescribed, if any, with the tax authorities, and subject to payment of the tax. The Trustee shall be entitled to deduct any sum from the consideration of the sale to assure payment of the tax.

10.3 It is clarified that even during the period in which the Trustee holds the Exercise Shares for an Offeree, the Offeree shall be able to vote by virtue of them as he sees fit.

10.4 As set out in clause 4.2.2 above, the Trustee shall be Mr. Oreni Elad, a partner of Somekh Chaikin & Co. Accountants.

11. **Consents Required for the Issue**

The issue to all of the Offerees under this Plan shall be subject to the receipt of all consents required at law, and in particular:

11.1 The consent of the Stock Exchange to the listing for trading of shares to be issued upon exercise of the Option Warrants offered under the Plan.

11.2 The consent of the Income Tax Commission to the application of section 102 on the Plan, if required.

12. **Date of Issue**

The Issue of the Option Warrants shall be effected close to the date on which the last of the consents required under clause 11 above is received, provided that such occurs after the periods required under section 102 of the Income Tax Ordinance have passed, and within such period as may be prescribed for such with the consent of the Stock Exchange.

13. **Impediments or Limitations Applying to the Offerees in effecting transactions on the Securities**

13.1 The limitations on resale set out in the Securities Law 5728-1968 (hereinafter: the "**Securities Law**") and in the Securities (Publication under Sections 15A through 15C of the Law) Regulations 5760-2000 shall apply to the securities offered hereunder. Pursuant to these provisions:

13.1.1 The Offerees shall not be entitled to offer the securities offered to them, by way of trading on the Stock Exchange, without publishing a prospectus approved by the Securities Authority for publication, during the period of three months from the date of the issue (in this clause: the "**Period**").

13.1.2 During the period of four consecutive quarters following the end of the Period, each of the Offerees shall be entitled to offer the sum of securities of no more than the daily trading average of the securities offered on the Stock Exchange during the eight weeks prior to the date of offer, without publishing a prospectus approved by the Authority for publication, subject to the total amount offered by each of them each quarter being no more than 1% of the issued and paid-up capital of the Company on the date of offer.

13.1.3 The aforesaid shall also apply to securities purchased from Offerees during any of the periods as aforesaid not under a prospectus, not during the course of trading on the Stock Exchange, and to securities stemming from exercise or conversion of securities issued.

13.1.4 For these purposes, "**issued and paid-up capital**" – with the exception of shares flowing from the exercise or conversion of convertible securities issued up to the date of offer and not yet exercised or converted.

13.2 In addition to the above, the limitations set out in clause 4.2 above and other limitations as follows shall apply to the Offerees:

13.2.1 The Option Warrants shall not be transferable other than in the case of death as set out in clause 4.2.1 above.

13.2.2 The provisions of section 102 of the Income Tax Ordinance, and in particular the limitations set out in clause 10 above, shall apply to the Offerees.

Sincerely,
Linda Shapir, Advocate
Legal Counsel and Company Secretary

May 13, 2002

Companies Registrar
P.O. Box 767
Jerusalem 91007
(Registered Mail)

Securities Authority
P.O. Box 7450
Jerusalem 91073
(Registered Mail+ Fax)

Tel Aviv Stock Exchange
54 Echad Ha'am Street
Tel-Aviv
(Registered Mail+ Fax)

Dear Sir, Madam,

Re: Exercise of options in accordance with the Company's Stock Options Plan of 1995

We hereby notify you that on May 13, 2002, Super-Sol LTD. (the "Company") issued ordinary shares NIS 0.1 par value each ("Shares"), due to an exercise of options, according to the Employees Stock Options Plan in re, as follows:

The exercise of options included 6,000 Options to acquire 60,000 shares. The exercise price paid to the company was NIS 361,616.

The Company's total issued shares, following the issuance of the above shares, accumulates to 211,970,171 shares.

Yours Sincerely,

/s/ Ido Shacham
Ido Shacham, Adv.
Legal Department
Super-Sol LTD.

V:\Amit\Immidiate Reports\A020519Exercise of Options.doc

May 19, 2002

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha'am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail+ Fax)	(Registered Mail+ Fax)

Dear Sir, Madam,

Re: Exercise of options in accordance with the Company's Stock Options Plan of 1999

We hereby notify you that on May 19, 2002, Super-Sol LTD. (the "Company") issued ordinary shares NIS 0.1 par value each ("Shares"), due to an exercise of options, according to the Employees Stock Options Plan in re, as follows:

The exercise of options included 27,833 Options to acquire 13,064 shares. The exercise price paid to the company was NIS 1,306.

The Company's total issued shares, following the issuance of the above shares, accumulates to 211,983,235 shares.

Yours Sincerely,

/s/ Amit Leibovich
Amit Leibovich, Adv.
Legal Department
Super-Sol LTD.

V:\Amit\Immidiate Reports\A020519Exercise of Options.doc

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd.
(Registrant)

By ____________________
Amit Leibovich, Adv.

Dated: May 28th, 2002